Filed by Endowments - Bond Portfolio
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Endowments - Bond Portfolio
Commission File No. 002-34371

Endowments - Bond Portfolio banner for merger with The Bond Fund of America, Inc.
http://adviser.americanfunds.com/products/nonprofits/overview.htm

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Important note: In December 2009, the Endowments — Bond Portfolio shareholders will receive proxy materials asking them to approve a merger of the Bond Portfolio with The Bond Fund of AmericaSM. (The merger has already been approved by the boards of both funds.) If approved, shares in the Bond Portfolio will convert to Class A shares in The Bond Fund of America at no cost to shareholders. Learn more.